Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

D 215.981.4659

F 866.422.2114

john.falco@troutman.com

April 26, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Dan Greenspan

Re:	Third Avenue Variable Series Trust (the “Trust”) 1940 Act File No. 811-09395 1933 Act File No. 333-81141

Dear Mr. Greenspan,

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 37 to the Trust’s registration statement on Form N-1A filed with the Commission on March 1, 2021 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the Third Avenue Value Portfolio (formerly, FFI Strategies Portfolio), a series of the Trust (the “Portfolio”). We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

*        *        *

1.	Please include a completed fee table, expense example, updated performance and financial information and other required information not provided in the Amendment.

Response: The Amendment has been updated to include such information.

2.	With respect to the Principal Investment Strategies section of the Prospectus, please provide additional detail regarding what the Portfolio’s adviser considers to be well financed companies (including companies with high quality assets and conservative levels of liabilities), in which the Portfolio invests.

Response: The Prospectus has been revised to address the Staff’s comment. To clarify, the Portfolio’s investment adviser, Third Avenue Management LLC (the “Adviser” or “Third Avenue”) principally seeks to acquire, for the Portfolio, common stocks of companies that the Adviser believes have a high probability of growing net asset value and a low probability of financial impairment.

Third Avenue Variable Series Trust April 26, 2021 Page 2

3.	With respect to the Principal Investment Strategies section of the Prospectus, please provide additional detail regarding what the Portfolio’s adviser considers to be “high conviction opportunities.”

Response: The Prospectus has been revised to address the Staff’s comment. The Adviser seeks to concentrate the Portfolio in the Adviser’s highest conviction investment ideas (or investments that the Adviser believes to have the highest probability of above average returns) typically consisting of 20-40 positions. In constructing the Portfolio, the Adviser seeks investments whose market prices are low in relation to what the Adviser believes is their intrinsic value and/or whose total return potential is considered to be high.

4.	The Staff noted that certain risks, including “Dividend-Oriented Companies Risk” and “Large-Capitalization Companies Risk,” were removed from the Principal Investment Risks section of the Prospectus. Please explain supplementally why such risk disclosure was removed.

Response: In connection with the resignation of Cadence Capital Management LLC (“Cadence”) as sub-adviser to the Portfolio and the related strategy change reflecting a single manager approach, risk disclosure relating specifically to the portion of the Portfolio allocated to Cadence, including “Dividend-Oriented Companies Risk” and “Large-Capitalization Companies Risk,” was removed from the Principal Investment Risks section of the Prospectus.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Best regards,

/s/ John P. Falco

John P. Falco

Partner

cc:	Joel L. Weiss, President of Third Avenue Variable Series Trust

T. Richard Keyes, Treasurer of Third Avenue Variable Series Trust

John M. Ford, Esq.